

July 8, 2011

<u>Via E-mail</u>
Mr. David Lyle
Chief Financial Officer
Entropic Communications, Inc.
6290 Sequence Drive
San Diego, CA 92121

> **Re:** **Entropic Communications, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 3, 2011**
> **File No. 001-33844**

Dear Mr. Lyle:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2010</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Liquidity and Capital Resources, page 72</u>

1.   If material to an understanding of your liquidity, in future filings please disclose the amount of cash, cash equivalents and investments held outside of the U.S.

Please also describe any potential income tax consequences or other limitations that may impact your ability to repatriate cash, cash equivalents and investments held outside of the U.S. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Item 8. Financial Statements

Note 9. Income Taxes, page F-27

2.   In future filings please disclose income or loss before income taxes separately for foreign and domestic operations. Refer to Rule 4-08(h) of Regulation S-X.

3.   If material, in future filings please disclose the cumulative amount of undistributed foreign earnings for which no deferred taxes have been provided. Refer to FASB ASC 740-30-50-2.

Exhibit 23.1

4.   We note that the auditor consent related to the Forms S-8 is dated February 3, 2010. When an auditor consent is required in future filings, please ensure that your auditor provides a currently dated consent.

Exhibits 31.1 and 31.2

5.   The certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are representations made by the principal executive and financial officers of the registrant in their individual capacities and not as members of management or officers of the Company. In future filings, including Forms 10-Q, please revise the certifications to remove the title from the first sentence. Refer to Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leigh Ann Schultz at (202) 551-3628 or Gary Todd at (202) 551-3605 if you have questions regarding these comments. You may also contact me at (202) 551-3676 with any other questions.

Sincerely,

/s/ Gary Todd   for

Brian Cascio
Accounting Branch Chief